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Exhibit (a)(9)

                           BERKSHIRE HATHAWAY INC.
                                 NEWS RELEASE

FOR IMMEDIATE RELEASE         September 11, 2001


                    BERKSHIRE HATHAWAY EXTENDS TENDER OFFER

                             FOR XTRA CORPORATION


Omaha, NE (BRK.A; BRK.B) - Berkshire Hathaway Inc. announces that it has extended the expiration date of its tender offer for outstanding shares of XTRA Corporation. The new expiration date is 5:00 p.m. eastern time, Friday, September 14, 2001. The prior expiration date had been 12:00 midnight eastern time today, September 11, 2001. The expiration date is being extended because of the closing of United States financial markets resulting from the events of today. The latest information available to Berkshire Hathaway on September 11, 2001 indicated that approximately 63% of the outstanding XTRA Corporation shares had been tendered.


Contact:  Marc Hamburg (402) 346-1400


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